NEWS RELEASE

Endeavour Drilling Continues to Extend High Grade Silver
Mineralization at Guanacevi Mines Project, Durango, Mexico

August 1, 2006 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and EJD: FSE) announces that recent drilling at the Guanacevi Mines Project in Durango, Mexico continues to extend high grade silver mineralization in the Porvenir Mine area, both near surface and at depth along strike to the north of the mine portal.

Drilling highlights of the near-surface drill holes NP10-B to NP17-B include higher grade intervals such as 1322 gpt silver and 0.87 gpt gold over 1.6 m (40.0 oz per ton Ag equivalent over 5.2 ft) in hole NP16-B and thicker vein widths such as 290 gpt silver and 0.33 gpt gold over 13.95 m (9.0 oz per ton Ag equivalent over 45.8 ft) in hole NP11-D.

Drilling highlights of the drill holes NP15-3 to NP19-5 at depth include 3898 gpt silver and 0.07 gpt gold over 1.0 m (113.8 oz per ton Ag equivalent over 3.3 ft) in hole NP16-3 and 378 gpt silver and 0.84 gpt gold over 10.1 m (12.4 oz per ton Ag equivalents over 33.1 ft) in hole NP19-3. Significant drill results are as follows:

Porvenir Mine Drill Results

Hole	From	Length	Silver	Gold	Ag Equiv
(no.)	(m)	(m)	(gpt)	(gpt)	(opt)	(ft)
NP10B	108.40	7.40	209	0.42	6.8	24.3
NP11D	94.70	13.95	290	0.33	9.0	45.8
NP12A	61.50	2.05	205	0.37	6.6	6.7
NP12B1	89.30	5.40	335	0.58	10.7	17.7
incl.	92.55	1.60	904	1.26	28.4	5.2
NP13B	98.45	1.45	310	0.19	9.3	4.8
NP14A	46.00	1.90	491	0.39	15.8	6.2
NP14B	145.30	2.60	306	0.77	10.2	8.5
NP14C	164.75	3.30	452	0.55	14.1	10.8
NP15B	185.45	4.00	355	0.40	11.0	13.1

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX: EDR; FSE: EJD

NP16B	141.10	3.35	782	0.61	23.8	11.0
incl.	141.10	1.70	1322	0.87	40.0	5.6
NP17A	74.70	2.20	543	0.45	16.6	7.2
incl.	74.70	0.60	1502	1.10	45.6	2.0
NP17B	89.10	4.50	457	1.03	15.0	14.8
and	105.75	4.00	223	0.53	7.4	13.1
NP 15-3	321.50	4.70	363	1.57	13.1	15.4
NP 15-4	412.25	4.25	239	0.49	7.8	13.9
NP 16-3	356.40	1.00	3898	0.07	113.8	3.3
and	381.20	1.95	285	0.71	9.4	6.4
NP16-4	409.00	1.50	235	0.84	8.2	4.9
NP17-3	285.15	4.35	221	0.41	7.1	14.3
NP17-4	355.15	2.25	208	0.33	6.6	7.4
NP 18-3	297.55	1.45	330	0.43	10.3	4.8
and	302.70	1.15	760	1.44	24.5	3.8
NP 19-1	187.50	1.80	214	0.39	6.9	5.9
NP19-2	199.80	1.25	319	1.26	11.3	4.1
and	202.85	4.75	200	0.41	6.5	15.6
and	228.90	1.95	440	0.48	13.6	6.4
NP19-3	260.90	2.65	179	0.85	6.6	8.7
and	266.10	2.00	178	0.42	5.9	6.6
and	292.00	10.10	378	0.84	12.4	33.1
incl.	293.20	0.80	1549	1.95	48.3	2.6
NP19-4	304.70	7.00	334	1.07	11.5	23.0
NP19-5	369.55	6.45	218	0.30	6.8	21.2

True widths range from 65% to 95% of core lengths. Silver equivalents are based on a 55 silver: 1 gold ratio using US$620 gold and $11.27 silver prices.
Core recoveries are typically 95%.

The Santa Cruz vein was previously traced by historical trenching in the 1980’s across the Porvenir Mine properties but the silver grades were generally sub-economic and vein widths were narrow. However, as best seen by the shallow drill holes on sections NP12, 14 and 17 (A, B, C from shallowest to deepest), both silver grades and vein widths tend to increase sharply within 100 m below surface (see Porvenir Mine Longitudinal Section on the Endeavour website).

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX: EDR; FSE: EJD

Drill holes NP11-D, 12-B1, 13-B, 14-A, 14-C, 16-B and 17-B were previously announced on March 2, 2006 but are restated here because check assays at an independent laboratory (BSI Inspectorate) returned significantly higher silver values for each drill hole compared to the original assays from the Metalurgica Guanacevi (MG) plant lab. The understated MG silver assays appear to be limited only to this batch of drill cores.

At depth on Section NP19, the Santa Cruz vein appears to thicken and splay into two or more mineralized zones. Drilling on Sections NP20 and 21 to the north of Section NP19 has continued to intersect broad vein widths, confirming a northwest plunge to the mineralized structure in this area. Assays are pending.

High grade silver mineralization within the Santa Cruz vein in the Porvenir Mine area continues to be open at depth, down plunge to the north and near surface to the south. Two drills are currently working to further delineate new resources in these areas. A third underground drill is testing the La Prieta mine area further south along the Santa Cruz vein. Additional underground drilling is planned for the Santa Cruz mine area once a fourth drill crosscut is completed.

Godfrey Walton, M.Sc., P.Geo., is the Qualified Person supervising the surface and underground drilling and sampling programs at the Guanacevi Mines Project. A Quality Control sampling program of blanks and duplicates has been instituted to monitor the integrity of all assay results. All core samples are split at the Guanacevi minesite, assayed at the Guanacevi plant, and rejects, blanks and duplicates are delivered to the BSI Inspectorate sample prep lab in Durango for the preparation of sample pulps. Samples are dried, crushed, split and 30 gram pulp samples are then air freighted to Reno, Nevada for analysis at the BSI Inspectorate laboratory. Gold and silver at both Guanacevi and BSI are determined by fire assay with an atomic absorption (AA) finish.

Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and FSE: EJD) is a silver mining company focused on the aggressive growth of its silver production, reserves and resources in Mexico. The expansion program now underway at the high grade Guanacevi Mines Project in the state of Durango should propel Endeavour into the ranks of the top five primary silver producers.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX: EDR; FSE: EJD

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX: EDR; FSE: EJD